EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Third Quarter		First Nine Months
	2014	2013	2014	2013
Computation of Earnings:
Income before income taxes	$314	$289	$735	$619
Add:
Interest expense	34	27	92	78
Amortization of debt premium/discount and expenses	1	1	2	2
Interest portion of rent expense	6	8	18	25
Earnings as adjusted	$355	$325	$847	$724
Computation of Fixed Charges:
Interest expense	$34	$27	$92	$78
Amortization of debt premium/discount and expenses	1	1	2	2
Interest portion of rent expense	6	8	18	25
Fixed charges	$41	$36	$112	$105
Ratio of Earnings to Fixed Charges(A)	8.81	9.05	7.56	6.91
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(A)	Ratios were calculated prior to rounding to millions.